DFA Securities LLC

(A wholly-owned subsidiary of Dimensional Fund Advisors LP)

Financial Statements, Supplemental Schedules and
Report of Independent Registered Public Accounting Firm
as of and for the year ended December 31, 2021

Page(s)

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Report of Independent Registered Public Accounting Firm

To the Board of Directors of Dimensional Holdings Inc.,
General Partner of Dimensional Fund Advisors LP
and
Member of DFA Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DFA Securities LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule 1 Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Schedule 2 Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 as of December 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

PricewaterhouseCoopers LLP, 835 W. 6th Street, Suite 1600, Austin, TX 78703

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information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Austin, Texas
March 28, 2022

We have served as the Company's auditor since 1992.

Statement of Financial Condition
December 31, 2021

		2021
Assets		
Investment in Affiliated Mutual Fund at Fair Value		$ 112,521
Liabilities		$ -
Member's equity		
Member's Capital		$ 106,800
Retained Earnings		5,721
Total Member's Equity		$ 112,521

The accompanying notes are an integral part of these financial statements.

Statement of Operations
Year Ended December 31, 2021

	2021
Revenue	
Service Fee from Parent	$ 1,101,071
Investment Loss	(215)
Total Revenue	1,100,856
Expenses	
Registration, Licensing and Other Operating Expenses	1,101,071
Net Loss	$ (215)

Statement of Changes in Member's Equity
Year Ended December 31, 2021

	Member's Capital	Retained Earnings	Total Member's Equity
Balances at December 31, 2020	$ 106,800	$ 5,936	$ 112,736
Net Loss	-	(215)	(215)
Balances at December 31, 2021	$ 106,800	$ 5,721	$ 112,521

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
Year Ended December 31, 2021

		2021
Cash Flows Used in Operating Activities		
Net Loss	$	(215)
Adjustment to Reconcile Net Income to Net Cash Used in Operating Activities		
Investment in Affiliated Mutual Fund		215
Net Cash Flows Used in Operating Activities		-
Net Change in Cash		-
Cash		
Beginning of Year		-
End of Year	$	-

The accompanying notes are an integral part of these financial statements.

1. **Organization and Summary of Significant Accounting Policies**

DFA Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly-owned subsidiary of Dimensional Fund Advisors LP (the "Parent"), a registered investment advisor under the Investment Advisors Act of 1940, as amended.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customers.

In accordance with Accounting Standards Codification ("ASC") 320, Investments – Debt and Equity Securities, the investment in the DFA One-year Fixed Income Portfolio mutual fund (the "Fund") is carried at fair market value, which is the Fund's net asset value per share. Unrealized gains and losses are included in earnings. Investment income includes dividends and distributions received from the Fund and any unrealized gains or losses. Dividends and distributions from the Fund are recorded on the ex-dividend date.

In accordance with the authoritative guidance on fair value measurements and disclosures under accounting principles generally accepted in the United States of America ("GAAP"), the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3   Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

The following is a summary of the financial instruments held by the Company as of December 31, 2021:

Financial Instruments	2021
Level 1 – Investment in Affiliated Mutual Fund	$ 112,521

As of December 31, 2021, there were no fair value measurements using Level 2 or Level 3 inputs

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has evaluated as of the balance sheet date and determined no commitments or contingencies exist.

2. Income Taxes

The Company is a disregarded entity for federal income tax purposes, and so is not subject to federal income tax; instead, its taxable income, deductions, gains, or losses are included in the Parent's income tax returns. Accordingly, no liability or provision for federal income taxes is included in the accompanying financial statements. California state franchise tax is included in 'Registration, licensing and other operating expenses' on the accompanying Statement of Operations.

ASC 740, Income Taxes, sets forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. Since no provision for federal income tax is required in the Company's financial statements, there are no uncertain tax positions that would require accrual under ASC 740.

3. Related Party Transactions

During the year ended December 31, 2021, the Parent provided investment management services to the Fund in which the Company invested.

The Company has distribution agreements with related party registered investment companies for which the Parent is the investment adviser, whereby the Company distributes mutual fund and exchange-traded fund shares. In accordance with the distribution agreements, there is no consideration provided to the Company in exchange for this service. Accordingly, during the year ended December 31, 2021, no revenue was earned by the Company under these agreements. Pursuant to a separate agreement between the Company and the Parent, the Parent pays for all operating expenses incurred by the Company, except for certain legal expenses. Pursuant to the agreement between the Company and the Parent, the Company's expenses are recorded in the general ledger of the Company as incurred and offset by a service fee earned from the Parent. For the year ended December 31, 2021, total expenses paid by the Parent on behalf of the Company were equal to the service fees.

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4. **Revenue**

Pursuant to a separate agreement between the Company and the Parent, whereby the only performance obligation is for the Company to continue delivery of services under the distribution agreements with related party registered investment companies for which the Parent is the investment adviser, the Parent pays for all operating expenses incurred by the Company except for certain legal expenses. Pursuant to the agreement between the Company and the Parent, the Company's expenses are recorded in the general ledger of the Company as incurred and offset by a service fee earned from the Parent at the point in time the expenses are incurred.

5. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Act, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $102,394 which was $77,394 in excess of its required net capital of $25,000 and thus complied with its net capital requirements.

6. **Subsequent Events**

On March 14, 2022, a Second Amended and Restated Expense Reimbursement Agreement was entered into between the Parent and the Company. In accordance with the agreement, the Parent will continue to pay for all operating expenses directly incurred by the Company, and as a result of the amendment, will include a reasonable allocation of the Parents' operating expenses which directly or indirectly benefit the Company. The Expenses recognized by the Company will continue to be offset by a service fee charged to the Parent equal to the expenses recognized in the books and records of the Company, except for certain judgments, liens, or liabilities as further described in the Second Amended and Restated Expense Reimbursement Agreement.

The Company has evaluated subsequent events through March 28, 2022, the date of this report, and the results of this evaluation are appropriately reflected in these financial statements

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Supplemental Schedules

Computation of Net Capital Pursuant to Uniform Net Capital
Rule 15c3-1
December 31, 2021

	2021
Total Capital	
Member's Equity	$ 112,521
Deductions	
Haircut on Mutual Fund Shares	10,127
Net Capital	102,394
Minimum Net Capital Requirement	25,000
Excess Net Capital	$ 77,394
Aggregate Indebtedness	-
Ratio: Aggregate Indebtedness to Net Capital	-

Note: There are no differences between the above computations and the corresponding computations prepared by the Company and included in its unaudited FOCUS report filed on January 25, 2022.

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C F R. § 240 15c3-3, rather the Company is relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C F R. § 240.17a-5 for the basis of its exemption.